Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Amendment No. 2 to the Form S-1 (SEC File Number 333-222829) as filed with the SEC of our audit report dated February 1, 2018, with respect to the balance sheet of Exent Corp. as of December 31, 2017, and the related statements of operations, changes in stockholders’ equity, and cash flows for the period from February 15, 2017 (inception) to December 31, 2017.  Our report dated February 1, 2018, relating to those financial statements, includes an emphasis of matter paragraph relating to substantial doubt as to Exent Corp.'s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in this Registration Statement.

Fruci & Associates II, PLLC
Spokane, Washington
May 3, 2018